Exhibit 2.2

2 JULY 2012

WARRANTY DEED

between

THE WARRANTORS

and

THE CORPORATE EXECUTIVE BOARD COMPANY (UK) LIMITED

WEIL, GOTSHAL & MANGES

110 Fetter Lane London EC4A 1AY

Tel: +44 (0) 20 7903 1000 Fax: +44 (0) 20 7903 0990

www.weil.com

TABLE OF CONTENTS

Page
1 INTERPRETATION	1

2 WARRANTIES	6

3 CONFIDENTIALITY	7

4 COSTS	8

5 NOTICES	8

6 WARRANTORS’ REPRESENTATIVE	10

7 SEVERABILITY	11

8 ENTIRE AGREEMENT	11

9 VARIATION	11

10 REMEDIES AND WAIVERS	11

11 ASSIGNMENT	11

12 COUNTERPARTS	12

13 INVALIDITY	12

14 RIGHTS OF THIRD PARTIES	12

15 MISREPRESENTATION	12

16 GOVERNING LAW AND JURISDICTION	12

SCHEDULE 1 THE WARRANTORS	13

PART A THE SHL WARRANTORS	70

PART B THE PREVISOR WARRANTORS	70

PART C THE PDRI WARRANTORS	70

SCHEDULE 2 THE WARRANTIES	15

SCHEDULE 3 LIMITATIONS ON LIABILITY	29

i

THIS DEED is made on 2 July 2012 between the following parties:

(1)	THE PERSONS whose names and addresses are set out in Schedule 1 (the “Warrantors”); and

(2)	THE CORPORATE EXECUTIVE BOARD (UK) LIMITED, a company registered in England & Wales, under number 04917634, whose registered office is at Victoria House Fourth Floor, 37-63 Southampton Row, Bloomsbury Square, London WC1B 4DR (the “Buyer”).

WHEREAS

(A)	The Warrantors are engaged in the management of the operations of the Group and its respective overseas markets.

(B)	In connection with the sale of the Shares to the Buyer pursuant to the Share Purchase Agreement (the “Transaction”), the Warrantors have agreed to give the Warranties on and subject to the terms and conditions contained in this Deed.

IT IS AGREED as follows

1	INTERPRETATION

1.1	Unless otherwise stated in this Deed, words and expressions defined in the Share Purchase Agreement shall have the same meaning where used in this Deed. In this Deed (including its Recitals and Schedules), the following words and expressions have the following meanings:

“Accounts” the audited consolidated balance sheet and consolidated profit and loss account of SHL1 and its subsidiary undertakings as at and for the period ended on 31 December 2011, including the directors’ report and notes and all other reports and notes annexed to them;

“Authority” shall mean any federal, state, municipal, local or other governmental department, commission, board, bureau, agency or instrumentality, or any administrative, judicial or arbitration court or panel, with jurisdiction over the applicable matter;

“Balance Sheet Date” 31 December 2011;

“Business Day” any day (except any Saturday or Sunday) on which banks in the City of London and New York are open for general banking business;

“Buyer’s Group” (i) the Buyer, (ii) a person which is a subsidiary undertaking or a holding company of the Buyer and (iii) any of such person’s subsidiary undertakings and holding companies;

“Candidate Data” contact details, assessment and results data for candidates held, processed or analysed by the Group;

“Claim” any claim by the Buyer in connection with the Warranties;

“Competition Laws” the Fair Trading Act 1973, the Competition Act 1998, the Enterprise Act 2002, Articles 81 and 82 of the EC Treaty and regulations made under them or under EC Council Regulation 139/2004 as amended, any regulations made under such legislation and any other competition or similar legislation in any jurisdiction;

“Completion Date” close of business hours on the date on which Completion occurs;

“Completion” completion of the Share Purchase Agreement in accordance with its terms;

“Computer Hardware” any and all computer, telecommunications and network equipment used in connection with, and which is material to, the business of the Group;

“Computer Software” any and all computer programs and software in both source and object code form used in connection with, and which are material to, the business of the Group, including all modules, routines and sub-routines thereof and all source materials relating thereto, including user requirements, functional specifications and programming specifications, programming languages, algorithms, file structures, coding sheets and coding;

“Data Protection Legislation” all applicable data protection and privacy legislation including the EU Data Protection Directive (95/46/EC), the Privacy and Electronic Communications Directive (2002/58/EC) and all implementing legislation and regulations including the Data Protection Act 1998 and all other applicable data protection and privacy laws in any jurisdiction worldwide;

“Data Room Information” the contents of the Data Room;

“Data Room” the electronic data site relating to the Group operated by Merrill Corporation as at the date of this Deed, a copy of which has been delivered to the Buyer on CD Rom and the contents of which are listed in the index annexed to the Disclosure Letter;

“Disclosed” disclosed with sufficient detail and in context to enable a reasonably diligent buyer to identify and understand the nature of the matter being disclosed;

“Disclosure Letter” the disclosure letter (together with its attachments) provided by the Warrantors to the Buyer dated with the date of this Deed;

“Due Diligence Reports” (i) the financial and tax due diligence reports prepared by Deloitte LLP dated 16 March 2012 and 30 May 2012; and (ii) the legal due diligence report prepared by Kirkland & Ellis International LLP dated on or around the date of this Deed, in each case relating to the Group;

“Encumbrance” any charge, debenture, mortgage, pledge, lien, assignment, hypothecation, security interest, title retention or other security agreement or arrangement;

“Environmental Laws” means all national, federal, state, local and foreign statutes, regulations, ordinances and similar provisions having the force or effect of law, all judicial and administrative orders and determinations and all applicable regulations concerning public health and safety, worker health and safety, and pollution or protection of the environment;

“Facilities Agreements” (i) a senior facilities agreement, dated 13 September 2006, between, among others, SHL 4 as original borrower, SHL 3 and SHL 4 as original guarantors and CIT Capital Finance (UK) Limited as arranger, agent, security trustee, original issuing bank and as original lender (as amended by an amendment letter dated 24 October 2006, an amendment and restatement agreement dated 31 January 2007 and an amendment and restatement agreement dated 27 March 2009) and (ii) the mezzanine facility agreement, dated 13 September 2006, between, among others, SHL 3 as the original borrower, SHL 4 as the original guarantor and CIT Capital Finance (UK) Limited as arranger, agent, security trustee and as original lender (as amended by an amendment letter dated 24 October 2006, an amendment and restatement agreement dated 31 January 2007, an amendment and restatement agreement dated 27 March 2009 and an amendment and restatement agreement dated 10 January 2011);

“Government Bid” means any quotation, bid or proposal by the any Group member that, if accepted or awarded, would lead to a contract with an Authority, including a prime contractor or a higher tier subcontractor to the United States government or any foreign government, for the design, manufacture or sale of products or the provision of services by any Group member.

“Government Contract” means any contract (including but not limited to any prime contract, subcontract, letter contract, purchase order, task order, delivery order or letter of intent) that is (a) between any Group member and an Authority or (b) is entered into by any Group member as a subcontractor (at any tier) in connection with a Contract between another entity and an Authority.

“Group Scheme” the SHL Group personal pension and the PreVisor Group benefits plan, details of which are Disclosed in the Data Room;

“Group” refers to SHL 1 and each of its subsidiary undertakings and “Group member” shall be construed accordingly;

“Institutional Seller” has the meaning given in the Share Purchase Agreement;

“Intellectual Property Rights” the Intellectual Property owned, operated, held for use or used by any members of the Group;

“Intellectual Property” all patents (including pending and issued), inventions (whether patentable or not), trade marks, service marks, logos, trade names and all other business identifiers and indicia of origin and goodwill associated therewith, internet domain names, copyrights, database rights, moral rights, rights to prevent passing off, rights in designs, trade names, works of authorship (whether or not copyrightable), know how, trade secrets and all other intellectual or industrial property rights anywhere in the world, in each case whether registered or unregistered and including applications or rights to apply for them and renewals thereof;

“Law” means any laws, rules, statutes, regulations or orders, including all applicable public, environmental, and competition laws and regulations; and any administrative decisions or judgments enacted, issued, promulgated, enforced or entered by any Authority;

“Leased Real Property” all leasehold or sub-leasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any Subsidiary;

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Group members hold any Leased Real Property;

“Liabilities” any and all claims, debts, liabilities, obligations and commitments of whatever nature, whether known or unknown, asserted or unasserted, fixed, absolute or contingent, matured or unmatured, accrued or unaccrued, liquidated or unliquidated or due or become due, and whenever or however arising (including those arising out of any contract or tort, whether based on negligence, strict liability or otherwise) and whether or not the same would be required by applicable accounting standards to be reflected as a Liability in financial statements or disclosed in the notes thereto;

“Licenses” has the meaning given in paragraph 17 of Schedule 2;

“Locked Box Accounts” the unaudited balance sheet and profit and loss account of SHL 1 initialled for identification purposes on behalf of the respective parties in respect of the period from but not including the Balance Sheet Date until and including the Locked Box Date;

“Locked Box Date” 31 March 2012;

“Management Accounts” the unaudited management accounts of SHL 1 drawn up to each month end for the period from the Balance Sheet Date until the Locked Box Date;

“Material Contracts” any contract or agreement that: (i) involves the payment by or to the Group of more than £1,000,000 per annum, (ii) includes a most-favoured nation clause; (iii) includes an exclusivity clause or similar provision limiting the Group from engaging in business with any other person or in any territory; (iv) is an agreement to license content to the Group that is material to the Group’s business; (v) is a subscription agreement which involves the payment to the Group (excluding PDRI) of not less than £250,000 per annum and contains change of control provisions which will be triggered by the Transaction; or (vi) is of the nature of an operating lease or capital lease excluding (i) vehicle leases in accordance with the Group’s company car policies; and (ii) office equipment leases below £50,000 in aggregate;

“Merger Date” 11 January 2011;

“PDRI” Personnel Decisions Research Institutes, Inc.;

“PDRI Warrantors” the persons whose names and addresses are set out in Schedule 1 Part C;

“PreVisor Group” PreVisor Inc. and its subsidiary undertakings (excluding PDRI);

“PreVisor Warrantors” the persons whose names and addresses are set out in Schedule 1 Part B;

“Properties” the properties, details of which are given in folder 8 of the Data Room;

“Related Person” in relation to any party that is an undertaking, its parent undertakings and the subsidiary undertakings and associated companies from time to time of such holding companies, all of them and each of them as the context admits; and in relation to each Warrantor who is an individual, any immediate family member of that Warrantor (including parents, children, stepparents, stepchildren, spouses, civil partners, siblings and in-laws and the children of any such people) or any family trust or trustees of any family trust or any undertaking directly or indirectly controlled by any of them;

“Relevant Benefits” any pension, lump sum, death, ill health, gratuity or other like benefit provided or to be provided on retirement or on death, or by virtue of a pension sharing order or provision, or in anticipation of retirement, or, in connection with past service, after retirement or death or to be provided on or in anticipation of or in connection with any change in the nature of the service of any employee or officer past or present;

“Relief” includes any relief, loss, allowance, exemption, set-off, deduction, or other relief of a similar nature in respect of, or taken into account, or capable of being taken in account, in the calculation of a liability to Tax and any repayment or right to a repayment of Tax;

“Senior Employee” an employee of the Group whose basic gross salary is more than £100,000 per annum;

“Share Purchase Agreement” the share purchase agreement dated the date of this Deed between, amongst others, the Buyer and the Warrantors relating to the sale of the Shares to the Buyer;

“Shares” the entire issued share capital of SHL 1 and certain shares in SHL 3 to be sold to the Buyer pursuant to the Share Purchase Agreement;

“SHL 1” SHL Group Holdings 1 Ltd, a company registered in England and Wales;

“SHL 2” SHL Group Holdings 2 Ltd, a company registered in England and Wales;

“SHL 3” SHL Group Holdings 3 Ltd, a company registered in England and Wales;

“SHL 4” SHL Group Holdings 4 Ltd, a company registered in England and Wales;

“SHL Group” SHL 1 and its subsidiary undertakings, but excluding PDRI and those entities comprising the PreVisor Group;

“SHL Warrantors” the persons whose names and addresses are set out in Schedule 1 Part A;

“Standard Data Protection Notice” the “Version 1.2, November 2010” date protection notice of the Group;

“Surviving Provisions” clause 1 (Interpretation), clause 3 (Confidentiality), clause 4 (Costs), clause 5 (Notices), clause 7 (Severability), clause 8 (Entire Agreement), clause 9 (Variation), clause 10 (Remedies and Waivers), clause 11 (Assignment), clause 14 (Rights of Third Parties), clause 15 (Misrepresentation) and clause 16 (Governing Law and Jurisdiction);

“Swap” means the interest rate hedges disclosed at 3.1.6 and 3.1.7 of the Data Room;

“Tax Warranty” the Warranties set out in paragraph 14 of Schedule 2;

“Taxation Authority” any local, provincial, municipal, governmental, state, federal or other authority, body or official, competent to impose, assess, administer or collect any Tax;

“Taxation” or “Tax” means any tax, duty, levy, charge, impost, contribution, deduction or withholding of whatever nature, whenever imposed and whether domestic or foreign, including without limitation penalties, surcharges, fines or interest thereon, that is imposed, collected or assessed by, or payable to, a Taxation Authority;

“Transaction” has the meaning given to it in Recital B;

“Transaction Document” has the meaning given to it in the Share Purchase Agreement;

“VATA” the Value Added Tax Act 1994;

“Warranties” the warranties set out in Schedule 2; and

“Warrantors’ Representative” the representatives of the Warrantors as appointed from time to time pursuant to clause 6.

1.2	In this Deed, unless the context otherwise requires:

1.2.1	references to this Deed or any other document include this Deed or such other document as varied, modified or supplemented in any manner from time to time;

1.2.2	references to recitals, Clauses and schedules and sub-divisions of them are references to the recitals and Clauses of, and schedules to, this Deed and sub-divisions of them respectively;

1.2.3	references to any statutory instrument or enactment include references to such statutory instrument or enactment as re-enacted, amended or extended on or before the date of this Deed and any subordinate legislation made from time to time under it save where that amendment, re-enactment or subordinate legislation is made after the date of this Deed and would extend or increase the liability of any party under this Deed;

1.2.4	references to a “person” include any individual, company, corporation, firm, partnership, joint venture, association, organisation, institution, trust or agency, whether or not having a separate legal personality;

1.2.5	headings are inserted for convenience only and shall be ignored in construing this Deed;

1.2.6	general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class or examples of acts, matters or things;

1.2.7	any amounts which are required to be expressed in pounds sterling pursuant to this Deed shall be derived, where relevant, by applying the mid-point sterling spot rate of exchange applicable to US dollars published in the Financial Times in London on the date of this Deed;

1.2.8	the obligations of each Warrantor under this Deed are entered into individually by that Warrantor on his own behalf, and severally and separate from any obligation entered into by any other Warrantor. No claim can be made against any Warrantor in respect of any breach of this Deed by any other Warrantor, or other than in respect of that other Warrantor’s own breach;

1.2.9	where any statement set out in Schedule 2 is expressed to be given or made to the best of a Warrantor’s knowledge or is qualified by reference to a Warrantor’s awareness or is qualified in some other manner having substantially the same effect, such statement shall be deemed to mean the actual knowledge or awareness of the relevant Warrantor giving such statement only and shall be deemed to be qualified by the additional statement that each Warrantor has made reasonable enquiries of each other Warrantor giving such statement only prior to the date of this Deed in respect of the subject matter of the relevant statement and the relevant Warrantor shall only be liable in respect of any breach of any such Warranty on this basis; and

1.2.10	the words “company”, “subsidiary”, “subsidiary undertaking” and “holding company” have the meanings given to them by the Companies Act 2006.

1.3	The Recitals and Schedules to this Deed form part of it.

2	WARRANTIES

2.1	Subject to Clause 2.2, each Warrantor hereby severally warrants (in respect of itself only) to the Buyer in the terms of the Warranties set out in Schedule 2 at the date of this Deed.

2.2	Each of the warranties given by:

2.2.1	any of the SHL Warrantors, unless expressly stated otherwise, to the extent to which any such warranty relates to or covers either: (a) the PreVisor Group (excluding SHL USA Inc.) in respect of the period prior to the Merger Date; or (b) PDRI;

2.2.2	any of the PreVisor Warrantors, unless expressly stated otherwise, to the extent to which any such warranty relates to or covers either: (a) the SHL Group in respect of the period prior to the Merger Date; (b) PDRI; or (c) the business of SHL USA Inc. prior to the date on which SHL USA Inc. was merged into PreVisor Inc.; or

2.2.3	any of the PDRI Warrantors, unless expressly stated otherwise, to the extent to which any such warranty relates to or covers either: (a) the PreVisor Group; or (b) the SHL Group,

shall only be given subject to the awareness of the: relevant SHL Warrantor in the case of sub-clause 2.2.1, the relevant PreVisor Warrantor in the case of sub-clause 2.2.2; and the PDRI Warrantor in the case of sub-clause 2.2.3, and, in each case, for these purposes sub-clause 1.2.9 shall apply.

2.3	The Warranties are qualified by matters Disclosed in the Disclosure Letter and/or the Data Room Information and are subject to the limitations and exclusions set out in Schedule 3.

2.4	The Buyer confirms that it has not entered into this Deed or any document entered into hereunder or referred to herein on the basis of or in reliance upon any representation (whether negligent or innocent), warranty, undertaking or other provision (in any case whether oral, written, express or implied) made, given or agreed to by any person (whether a party to this Deed or not) other than those expressly contained herein and acknowledges that it has not relied on, and will (in the absence of fraud) make no claim in respect of any such representation, warranty or undertaking made or supplied by or on behalf of any Warrantor or any other person whatsoever except in respect of those representations, warranties or undertakings expressly set out or referred to in this Deed and the documents referred to herein (as being in the agreed form) and the only remedy or remedies available in respect of any misrepresentation or untrue statement made to it shall be a claim for breach of contract under this Deed. Without limiting the general nature of the foregoing, the Buyer confirms that it has not relied on, has not been induced to enter into this Deed by, and will make no claim against, any of the Warrantors or any other person whatsoever in respect of any budget, forecast or other projection of any nature made or supplied by or on behalf of any person, including without limitation, in respect of any information contained in the information memorandum prepared and distributed by Morgan Stanley & Co. Limited in relation to the Group. This clause 2.4 shall not apply to any statement, representation or warranty made fraudulently or to any provision of this Deed which was induced by, or otherwise entered into as a result of, fraud, for which the remedies shall be all those available under the law governing this Deed.

2.5	The Buyer undertakes to each of the Warrantors not, (except in the case of fraud, fraudulent misrepresentation or wilful concealment by that Warrantor) to initiate or pursue (either directly or through any other person including without limitation any Group member) proceedings of any kind against any present or former director, officer, employee or partner of any Group member (other than any of the Warrantors (but then strictly in accordance with the terms of this Deed) or of any Institutional Seller (or any entity which manages and/or advises the same or its principal members) in relation to any acts, omissions, defaults or statements made by such person prior to Completion other than in respect of the representations, warranties and undertakings given by such person in any Transaction Document.

2.6	Except to the extent that they have been performed and except where this Deed provides otherwise, the warranties and obligations contained in this Deed remain in force after Completion.

2.7	Each Warrantor hereby severally warrants (in respect of itself only) to the Buyer that:

2.7.1	he has the power and authority required to enter into this Deed and to perform fully his obligations under this Deed in accordance with its terms.

2.7.2	the terms of this Deed constitute enforceable, valid and legally binding obligations of the Warrantor.

3	CONFIDENTIALITY

3.1	Subject to clause 3.2, the Warrantors shall treat as strictly confidential all information which relates to: (i) the subject matter and provisions of this Deed or any document referred to in or entered into pursuant to this Deed; (ii) the negotiations relating to this Deed and all documents referred to in this Deed or entered into pursuant to this Deed; (iii) the other Parties (or other members of their group) and (iv) all information of a confidential nature relating to the Group or any Group member ((i) to (iv) together being “Confidential Information”).

3.2	Clause 3.1 does not apply to disclosure of Confidential Information:

3.2.1	to the extent that it is generally known to the public not as a result of a breach of any duty of confidentiality;

3.2.2	to a director, officer or employee of the Buyer or of a Group member whose function requires him to have Confidential Information;

3.2.3	to the extent that it is required to be disclosed by applicable law or the rules of a listing authority, a stock exchange, Authority, Taxation Authority or other authority with relevant powers to which a Warrantor is subject, or submits, whether or not the requirement has the force of law provided that the disclosure shall so far as is practicable and lawful be made after consultation with the Buyer; or

3.2.4	to an adviser, agent or auditor provided that such disclosure is reasonably necessary in connection with their engagement and is subject to customary confidentiality obligations.

4	COSTS

Except as otherwise provided in this Deed or in the Share Purchase Agreement, each party shall pay its own costs and expenses in relation to the negotiation, preparation, and implementation of this Deed (and the documents referred to herein), including the fees and disbursements of their respective legal, accountancy and other advisers.

5	NOTICES

5.1	Any notice or other communication to be given under this Deed shall be in writing and shall be deemed to have been duly served on, given to or made in relation to a party if it is left at the authorised address of that party or posted by registered post addressed to that party at such address or by fax to that party’s authorised fax number, such address and fax number as given below or notified by any Party to the other Parties for this purpose (which shall supersede the previous address or fax number (as applicable) from the date on which notice of the new address or fax number is deemed to be served under this clause 5).

5.2	Any notice served in accordance with clause 5.1 shall be deemed to have been received:

5.2.1	if personally delivered, at the time of delivery; or

5.2.2	if posted to an inland address in the United Kingdom, on the second Business Day after the date of posting and if posted to an overseas address, on the fifth Business Day after the date of posting; or

5.2.3	if faxed, at the time of transmission;

provided that where, in the case of delivery by hand delivery or by fax occurs after 6 pm on a Business Day or on a day which is not a Business Day, receipt shall be deemed to occur at 9 am on the next following Business Day.

5.3	In proving receipt of any notice served in accordance with clause 5.1, it shall be sufficient to show that the envelope containing the notice was properly addressed and either left at the relevant address or posted by registered post, or that the fax was sent to the correct number and a confirmatory transmission report was received.

5.4	A notice given under this clause 5 shall not be validly served if sent by email. For the purposes of this clause 5 the authorised address and fax number of the parties are as follows:

The SHL Warrantors’ Representative

Name:	David Leigh

Address:	The Pavillion, 1 Atwell Place, Thames Ditton, Surry KT7 0NE

Attention:	David Leigh

Fax:	+ 44 208 335 7186

With a copy to:

Name:	Weil, Gotshal & Manges

Address:	110 Fetter Lane, London EC4A 1AY, United Kingdom

Attention:	Jonathan Wood

Fax:	+44 207 903 0990

and:

Name:	Travers Smith LLP

Address:	10 Snow Hill, London EC1A 2AL

Attention:	Kathleen Russ

Fax:	+44 207 295 3500

The PreVisor Warrantors’ Representative:

Name:	Nikki Hall

Address:	555 North Point Center East, Floor 6, Alpharetta, GA 30022, United States

Attention:	Nikki Hall

Fax:	+1 770-6439212

With a copy to:

Name:	Weil, Gotshal & Manges

Address:	110 Fetter Lane, London EC4A 1AY, United Kingdom

Attention:	Jonathan Wood

Fax:	+44 207 903 0990

and:

Name:	Travers Smith LLP

Address:	10 Snow Hill, London EC1A 2AL

Attention:	Kathleen Russ

Fax:	+44 207 295 3500

The Buyer

Name:	The Corporate Executive Board Company (UK) Limited

Address:	Victoria House Fourth Floor, 37-63 Southampton Row, Bloomsbury Square, London WC1B 4DR

Attention:	Jesse Levin / Pamela Auerbach

Fax:	+1-571-303-3100

With a copy to:

Name:	Kirkland & Ellis International LLP

Address:	30 St. Mary Axe, London EC3A 8AY

Attention:	Graham White

Fax:	+44 20 7469 2001

and:

Name:	Kirkland & Ellis LLP

Address:	655 15th Street, NW, Suite 1200 Washington, DC 20005, United States

Attention:	Mark D. Director

Fax:	+001 202 446 4900

6	WARRANTORS’ REPRESENTATIVE

6.1	David Leigh is appointed to act as the representative for the SHL Warrantors. Service of any notice or other communication on David Leigh shall be deemed to constitute valid service of such notice on each of the SHL Warrantors.

6.2	Nikki Hall is appointed to act as the representative for the PreVisor Warrantors and the PDRI Warrantors. Service of any notice or other communication on Nikki Hall shall be deemed to constitute valid service of such notice on each of the PreVisor Warrantors and the PDRI Warrantor.

6.3	Representatives listed in clauses 6.1 and 6.2 may at any time appoint a different person to act as representative in their place by written notice to the Buyer and to each other party to this Deed, which appointment shall take effect from the date on which such notice is deemed to be served pursuant to clause 5 or such later date as may be specified in the notice. In the absence of any such notice, the Buyer shall be entitled to assume that the representatives listed in clauses 6.1 and 6.2 remain the representatives of the SHL Warrantors and the PreVisor Warrantors and PDRI Warrantors (respectively).

7	SEVERABILITY

If any provision of this Deed (or of any document referred to herein) is held to be illegal, invalid or unenforceable in whole or in part in any relevant jurisdiction the legality, validity and enforceability of the remaining provisions of this Deed (or such document) shall not in any way be affected or impaired thereby.

8	ENTIRE AGREEMENT

This Deed (together with the Disclosure Letter and all other documents referred to herein as being in the agreed form) contains the entire agreement and understanding of the parties and supersedes all prior agreements, understandings or arrangements (both oral and written) relating to the subject matter of this Deed (and any such document).

9	VARIATION

No variation, amendment, supplement, deletion or replacement of or from this Deed or any of its terms shall be effective unless made in writing and signed by or on behalf of each party.

10	REMEDIES AND WAIVERS

10.1	No delay or omission on the part of any party to this Deed in exercising any right, power or remedy provided under this Deed or any other documents referred to in it shall impair such right, power or remedy or operate as a waiver of such right, power or remedy.

10.2	The single or partial exercise of any right, power or remedy provided under this Deed shall not preclude any other or further exercise of such right, power or remedy or the exercise of any other right, power or remedy.

11	ASSIGNMENT

11.1	No party shall be entitled to assign, transfer, charge, sub-contract or otherwise deal with all or any rights or obligations under this Deed, save that the Buyer shall be entitled to assign all of its rights under the Acquisition Agreements (as defined below) to any other member of the Buyer’s Group.

11.2	Notwithstanding any other provisions in this Deed or any of the other agreements entered into by the Warrantors (or any of them) and the Buyer under or in connection with this Deed (together the “Acquisition Agreements”) the Buyer shall be entitled to grant security over or assign by way of security, all or any of its rights under any of the Acquisition Agreements (the “Rights”) for the purposes of or in connection with the financing or refinancing (whether in whole or in part) raised by the Buyer in relation to:

11.2.1	the acquisition contemplated by the Share Purchase Agreement; and/or

11.2.2	the working capital requirements of the Group following Completion,

or to the liquidator or administrator, or any receiver or other person or entity entitled to enforce any of such security provided that no Warrantor shall be under any greater obligation or liability thereby than if such assignment had never occurred and that the amount of loss or damage recoverable by the assignee shall be calculated as if that person had been originally named as the Buyer in this Deed (and, in particular, shall not exceed the sum which would, but for such assignment, have been recoverable hereunder by the Buyer in respect of the relevant fact, matter or circumstance).

12	COUNTERPARTS

This Deed may be executed in the form of one or more counterparts in like form each of which shall be deemed to be an original when taken together and shall constitute one and the same document. Delivery of a counterpart of this Deed by e-mail attachment (PDF) or telecopy shall constitute an effective mode of delivery.

13	INVALIDITY

13.1	If at any time any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

13.1.1	the legality, validity or enforceability in that jurisdiction of any other provision of this Deed; or

13.1.2	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Deed.

14	RIGHTS OF THIRD PARTIES

14.1	A person who is not a party to this Deed shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of it except that clause 2.5 confers a benefit on each present and former director, officer, employee or partner of any Group member and of any of the Institutional Sellers (or any entity which manages the same).

14.2	Without prejudice to clause 9, the parties to this Deed may, together, amend the terms of this Deed without the consent of any other person.

15	MISREPRESENTATION

15.1	Each of the parties acknowledges and agrees that, in entering into this Deed, it does not rely on, nor has been induced to enter into this Deed, and will have no remedy (in equity or tort, under the Misrepresentation Act 1967 or in any other way) in respect of, any statement, representation, warranty or understanding (whether negligently or innocently made) of any person (whether a party or not) other than as expressly set out in this Deed.

15.2	Nothing in this Deed will, however, operate to limit or exclude any liability for fraud or fraudulent misrepresentation.

16	GOVERNING LAW AND JURISDICTION

16.1	This Deed (together with all documents to be entered into pursuant to it which are not expressed to be governed by another law), including, without limitation, any contractual or non-contractual obligation arising from or connected with it, shall be governed by, construed and take effect in accordance with English law.

16.2	The courts of England shall have exclusive jurisdiction to settle any claim, dispute or matter of difference which may arise out of or in connection with this Deed (including without limitation claims for set-off or counterclaim) or the legal relationships established by this Deed (including any non-contractual claims).

16.3	Each of the parties hereto agrees that in the event of any action between any of the parties hereto being commenced in respect of this Deed or any matters arising under it, the process by which it is commenced, (where consistent with the applicable court rules) may be served on them in accordance with clause 5.

AS WITNESS the hands of the parties or their duly authorised representatives the day and year first above written.

SCHEDULE 1

THE WARRANTORS

PART A

THE SHL WARRANTORS

(1) NAME AND ADDRESS OF WARRANTOR	(2) PROPORTIONATE SHARE OF ANY LIABILITY IN RESPECT OF ANY CLAIM (%)	(3) MAXIMUM LIABILITY IN RESPECT OF ALL CLAIMS (£)
David Leigh	32.42	1,698,617.42
Emma Lancaster	24.39	1,277,858.98
Andrew Bradshaw	7.44	389,591.15
Mike Tims	7.44	389,591.15
Robert Morgan	4.57	239,165.68
Paul Levett	5.95	311,672.92

PART B

THE PREVISOR WARRANTORS

(1) NAME AND ADDRESS OF WARRANTOR	(2) PROPORTIONATE SHARE OF ANY LIABILITY IN RESPECT OF ANY CLAIM (%)	(3) MAXIMUM LIABILITY IN RESPECT OF ALL CLAIMS (£)
Caroline Paxman	5.35	280,482.48
Robert Stephens	7.14	374,027.33
Nikki Hall	4.44	232,445.31

PART C

THE PDRI WARRANTORS

(1) NAME AND ADDRESS OF WARRANTOR	(2) PROPORTIONATE SHARE OF ANY LIABILITY IN RESPECT OF ANY CLAIM (%)	(3) MAXIMUM LIABILITY IN RESPECT OF ALL CLAIMS (£)
Elaine Pulakos	0.86	45,269.58

SCHEDULE 2

THE WARRANTIES

1	The Accounts

1.1	The Accounts:

1.1.1	give a true and fair view of the assets, liabilities, financial position and state of affairs of the Group at the Balance Sheet Date and of its profits and losses for the period to which the Accounts relate;

1.1.2	have been in accordance with applicable law and applicable accounting standards consistently applied.

1.2	The Management Accounts and the Locked Box Accounts fairly present in all material respects:

1.2.1	the consolidated assets, liabilities, financial position and state of affairs of the Group as at the date to which they were drawn up;

1.2.2	the consolidated profit or loss of the Group for the periods to which they relate,

and the Management Accounts and the Locked Box Accounts were prepared in a manner consistent with the accounting policies applied to the Accounts.

In interpreting the statements in paragraphs 1.2.1 and 1.2.2, regard must be had to the purpose for which the Management Accounts and Locked Box Accounts were prepared and the fact that they were not prepared as statutory accounts.

1.3	The Management Accounts, except as expressly disclosed, are not affected by any extraordinary or exceptional items.

1.4	The Management Accounts are consistent with the books and records of the Group.

2	Business since the Locked Box Date

2.1	Since the Locked Box Date:

2.1.1	there has been no material adverse change in the financial or trading position of the Group and, so far as the Warrantor is aware, no circumstance has arisen that will give rise to any such change;

2.1.2	the Group has carried on its businesses in the ordinary and usual course and without any material interruption or material alteration in the nature, scope or manner of such businesses;

2.1.3	there has been no material change in the manner or time of payment of creditors, or the issue of invoices or collection of debts, or policy of reserving for debtors which, taking the net effect of all such changes, would have a material adverse effect on the businesses of the Group;

2.1.4	other than in a manner consistent with the past practice of the Group in the operation of its business, no Group member has (i) waived, deferred or released or (ii) accelerated or otherwise brought forward, any amount or obligation owed by or to or due from or to such Group member or any other Group member;

2.1.5	no Group member has borrowed or lent or agreed to borrow or lend any money (save in the ordinary course of its business) and no share or loan capital, or any security giving rise to a right over its capital, has been issued or agreed to be issued by any Group member and no loan or loan capital or preference capital of any Group member has been redeemed or repaid in whole or part or has become liable to be redeemed or repaid;

2.1.6	no Group member has redeemed or purchased or agreed to redeem or purchase any of its share capital;

2.1.7	no resolution of the members of any Group member has been passed, save for those representing the ordinary business of an annual general meeting, and no dividend or other distribution has been declared, made or paid by any Group member;

2.1.8	no Group member has acquired or disposed of or agreed to acquire or dispose of any material assets or assumed or agreed to assume any material liabilities (including contingent liabilities) otherwise than in the ordinary course of its business; and

2.1.9	no Group member has sold, leased, assigned or transferred any of its tangible assets, except in the ordinary course of business.

3	Finance

3.1	Except for the Bank Debt and Shareholder Debt (together, the “Debt”), the Group:

3.1.1	has no outstanding loan capital or indebtedness (other than ordinary course trading indebtedness);

3.1.2	has not incurred or agreed to incur any borrowing that it has not repaid or satisfied; and

3.1.3	is not a party to, or under any obligation in relation to:

(a)	any loan agreement, debenture, acceptance credit facility, bill of exchange, promissory note, finance lease, debt or inventory financing, discounting or factoring arrangement or sale and lease back arrangement; or

(b)	any other arrangement the purpose of which is to raise money or provide credit (excluding credit card agreements in relation to which any Group member is a party or a guarantor and under which not more than £200,000 is outstanding in aggregate).

For the purposes of this Warranty 3.1, the term “indebtedness” shall not include any obligations owed under any hire purchase agreement.

3.2	The Swap is the only outstanding interest rate, credit, foreign exchange, equity or other derivative or synthetic arrangement to which the Group is a party.

4	Share Capital and Constitution

4.1	SHL 1 has not issued or allotted any shares other than the shares listed in Part 1 of Schedule 1 of the Share Purchase Agreement and such shares are fully paid or credited as fully paid.

4.2	SHL 3 has not issued or allotted any shares other than the shares listed in Part 2 of Schedule 1 of the Share Purchase Agreement and those shares in the capital of SHL 3 held by SHL 2 and such shares are fully paid or credited as fully paid.

4.3	The register of each Group member contains records of its members which are complete and accurate in all material respects and, so far as the Warrantor is aware, all issues and transfers of shares in the capital of each Group member have been registered in accordance with the articles of association of each Group member and in accordance with applicable law from time to time in force.

4.4	The copy of the certificate of incorporation and bylaws, Memorandum and Articles of Association or equivalent constitutional document of each Group member contained in the Data Room is up to date, true and complete in all respects.

4.5	There is no agreement or commitment outstanding which calls for the allotment, issue or transfer of, or accords any person the right to call for the allotment, issue or transfer of, any share in any Group member.

4.6	There is no Encumbrance in relation to any of the shares or unissued shares in the capital of any Group member.

4.7	The statutory books (including all registers and minute books or local law equivalents) and books of account of each Group member have been maintained in accordance with applicable legal requirements, and contain an accurate, complete and up to date record of the matters that should be dealt with in those books. All accounts, documents, filings and returns required by law to be delivered or made to the Registrar of Companies of England & Wales or equivalent in any other jurisdiction in relation to a Group member have been completed correctly and properly delivered.

5	Subsidiaries and Related Operations

5.1	The information contained in folders 1.1, 1.2 and 1.3 of the Data Room is up-to-date, true and accurate in all material respects.

5.2	No Group member is the holder or beneficial owner of any shares or securities of any other person (whether incorporated in the United Kingdom or elsewhere) other than another member of the Group, nor has it agreed to acquire any such shares or securities.

5.3	No member of the Group is or has agreed to become a member of any partnership, joint venture, consortium or other incorporated or unincorporated association.

5.4	So far as the Warrantor is aware, no order has been served or petition presented in each case on any member of the Group for the purpose of winding up of a member of the Group or for the appointment of any provisional liquidator or for any administration order to be made in relation to any member of the Group nor any analogous proceedings in any jurisdiction outside England and Wales in which that member is incorporated or carries on business. So far as the Warrantor is aware, no receiver (including any administrative receiver) has been appointed in respect of the whole or any part of the property of any member of the Group and no member of the Group has entered into any arrangement or composition with or for the benefit of its creditors, nor any analogous event in any jurisdiction outside England and Wales in which that member is incorporated or carries on business and no assets of any Group member have been encumbered, pledged or otherwise reserved for the benefit of creditors generally.

5.5	Each member of the Group is duly organised and validly existing under the law of the jurisdiction of its organisation and has the full power and authority to own, lease and operate its assets and properties as it now does and to carry on its business as it is presently being conducted. All of the outstanding shares of capital stock of each member of the Group are validly issued and have been fully paid.

5.6	Save for Qwiz Holdings LLC’s 32.64 per cent holding in SHL 3, the entire issued share capital of each Group member is legally and beneficially held by the Group member or another Group member and Qwiz Holdings LLC does not hold the legal or beneficial interest to any shares in any Group member.

5.7	The members of the Group are the only entities through which the business of the Group (or any similar or related business) is conducted.

6	Properties

6.1	None of the Group members own any freehold real property.

6.2	The particulars of the Properties set out in folder 8 of the Data Room constitutes all of the Leased Real Property leased by the Group as of the date hereof.

6.3	The Leased Real Property in folder 8 of the Data Room sets forth the address of each Leased Real Property, and a complete and materially accurate list of all Leases for each such Leased Real Property (including the date and name of the parties to such Lease document).

6.4	The Leased Real Property identified in folder 8 of the Data Room comprise all of the real property used in connection with the business of the Group.

6.5	True and complete copies of the Leases (including all material amendments, extensions, renewals, guaranties and other agreements with respect thereto) pursuant to which a Group member holds the Properties, and in the case of any oral lease, a written summary of the material terms of such Lease are contained in folder 8 of the Data Room.

6.6	With respect to each of the Leases: (i) so far as the Warrantor is aware, such Lease is legal, valid, binding, enforceable and in full force and effect; (ii) the Group members’ possession and quiet enjoyment of the Leased Real Property under such Lease, has not been materially disturbed, and to the Warrantor’s knowledge, there are no disputes with respect to such Lease; (iii) so far as the Warrantor is aware, neither the Group members nor any other party to the Lease, are in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; (iv) no security deposit or portion thereof deposited with respect to such Lease, has been applied in respect of a breach or default under such Lease which has not been re-deposited in full; (v) the other party to such Lease is not an affiliate of, and otherwise does not have any economic interest in, the Group members; (vii) the Group members have not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; and (viii) there are no liens or encumbrances on the estate or interest created by such Lease.

6.7	So far as the Warrantor is aware, there are no condemnation, expropriation or other proceedings in eminent domain pending or, to the Warrantor’s knowledge, threatened, affecting the Properties or any portion thereof or interest therein. So far as the Warrantor is aware, there is no injunction, decree, order, writ or judgment outstanding, nor any claims, litigation, administrative actions or similar proceedings pending or, to the Warrantor’s knowledge, threatened, relating to the ownership, lease, use or occupancy of the Leased Real Property or any portion thereof, or the operation of the business. There are no properties previously owned, occupied or otherwise used by the Group in respect of which the Group has any liability.

7	Insurance

7.1	Complete and accurate details of all current material insurance policies relating to the assets and business of the Group are contained in the Data Room. All premiums due and payable up to the date of this Deed in respect of such policies have been paid.

7.2	No material claims have been made or notified under any Group insurance policy in the past 12 months, and no material claim is outstanding.

7.3	The Group members have complied in all material respects with all of their obligations under each insurance policy. The Group members have given timely notice to the insurer of all material claims that may be insured thereby.

8	Commercial Agreements and Arrangements

8.1	No Material Contract has been terminated since 31 December 2011 (except where such contract has expired in accordance with its terms).

8.2	No member of the Group is in material breach of any Material Contract to which it is party and, so far as the Warrantor is aware, no other party to any Material Contract is in material breach of any such Material Contract and, so far as the Warrantor is aware, there are no circumstances which could reasonably be expected to give rise to any such breach by a member of the Group or other party.

8.3	No member of the Group has received written notice of any claim for breach of any Material Contract.

8.4	With respect to each of the customers listed in folder 4.2 of the Data Room (but excluding for these purposes sub-folder 4.2.23 of the Data Room) (“Major Client”) since 31 December 2011, no Major Client (i) has ceased purchasing services from the Group or provided notice that it intends to cease purchasing services from, or to terminate its relationship with. the Group, or (ii) materially and adversely modified the terms and conditions from those previously used in its purchases of services from the Group, or provided written notice that it intends to materially and adversely change the terms and conditions from those previously used in its purchases of services from the Group.

8.5	So far as the Warrantor is aware, no Group member has given any covenants or is party to any agreement limiting or excluding its right to do business and/or compete in any area or field (whether limited by reference to a geographical area, type of business, product type or service type) with any other person.

8.6	So far as the Warrantor is aware, the Group members have made no express or implied indemnities or guarantees with respect to the services rendered by it, other than those standard terms and conditions set forth in folder 4.1.1 of the Data Room.

8.7	No Group member is a party to any contract other than a Material Contract which is otherwise material to the business of the Group.

8.8	So far as the Warrantor is aware, all of the Material Contracts are presently in full force and effect in accordance with their terms.

8.9	Since 31 December 2011, no Group member has received written notice from any party to any Material Contract that it intends to terminate or not renew the Material Contract or materially reduce the business that it does with the Group member.

8.10	The Data Room Information contains all contracts to which any member of the Group is a party and which are Material Contracts.

8.11	As far as the Warrantor is aware, no agreement, practice or arrangement carried on by any Group member or by any director or employee of any Group member (in his capacity as a director or employee or such Group member), or to which any Group member is party:

8.11.1	was required to be, but was not, registered in accordance with the provisions of the Restrictive Trade Practices Act 1976 and 1977 or has been the subject of any enquiry, investigation, proceeding or decision in respect of them;

8.11.2	has been proscribed by, or the subject of an enquiry, investigation, reference or report under, the Competition Act 1980 or the Resale Prices Act 1976;

8.11.3	infringes any of the Competition Laws or is or has been the subject of any enquiry, investigation, reference, notification, proceeding, report, decision, regulation, order, settlement or other instrument in respect of, or under, any of the Competition Laws or any proceedings in which the Competition Laws were pleaded or relied upon; or

8.11.4	infringes any consumer protection law or legislation applicable in the United Kingdom or elsewhere.

8.12	As far as the Warrantor is aware, no Group member has received any complaint or indication that a complaint may be made under or referring to any of the Competition Laws from any person in any jurisdiction.

8.13	As far as the Warrantor is aware, no Group member is or has been the subject or addressee of, or party to, any enquiry, investigation, reference, notification, proceeding, report, decision, regulation, order, settlement or other instrument in respect of, or under, any of the Competition Laws or any proceedings in which the Competition Laws were pleaded or relied upon.

8.14	As far as the Warrantor is aware, no Group member is in default under, or in contravention of, any decision, regulation, order, settlement or other instrument, or of any undertaking or assurance, relating to any of the Competition Laws.

9	Intellectual Property, Data Protection and Information Technology

9.1	A member of the Group is the registered proprietor of all registered Intellectual Property Rights and is the applicant in respect of the applications for the registration of the Intellectual Property Rights set out in the Disclosure Letter. All registered Intellectual Property Rights are subsisting and, so far as the Warrantor is aware, valid and enforceable. So far as the Warrantor is aware, nothing has been done or omitted to be done as a result of which any of the registered Intellectual Property Rights may cease to be valid or enforceable. The Group is not aware of any grounds for refusing an existing application for registration of any of the Intellectual Property Rights.

9.2	All renewal and registration fees for the registered Intellectual Property Rights due and payable up to the date of this Deed have been paid and, so far as the Warrantor is aware, such other steps as may be required for their prosecution and maintenance have been taken.

9.3	No member of the Group has in the past three (3) years received written notice (and, to the Warrantor’s knowledge, no person has otherwise threatened or otherwise asserted any claim) and, so far as the Warrantor is aware, in each case, no person is (a) asserting in a currently pending litigation or other proceeding, that the use of any Intellectual Property Rights by that member of the Group infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party, or (b) challenging the ownership, use, validity, enforceability, patentability or registrability of any Intellectual Property Rights owned by the Group. So far as the Warrantor is aware, the conduct of the Group’s business does not infringe, misappropriate, or otherwise violate the Intellectual Property of any third party.

9.4	The Warrantor is not aware of any infringement, misappropriation or other violation by any third party of any Intellectual Property Rights, a violation of which is material in relation to the business of the Group, and there are no other material disputes with third parties in respect of any Intellectual Property Rights.

9.5	All material licences of Intellectual Property Rights are set out in the Disclosure Letter, and no Group member is in material breach of any of these licences and, so far as the Warrantor is aware, (i) no other party to any such licence is in material breach of these licences, and (ii) there are no circumstances which could reasonably be expected to give rise to any such breach by a Group member or the other party.

9.6	Save for licences set-out in the Disclosure Letter, no Group member has granted any person any licence, covenant not to sue, Encumbrance, consent, undertaking, option or other right in respect of the Intellectual Property Rights it owns or in-licenses.

9.7	The Intellectual Property Rights owned or used by the Group are all the Intellectual Property reasonably necessary for the conduct of its business, and, so far as the Warrantor is aware, the Group has a valid license to use all of the Intellectual Property Rights not owned by a member of the Group. The Group solely owns all Intellectual Property purported to be owned by the Group.

9.8	Save as set out in the Disclosure Letter, no Intellectual Property Rights owned by any Company Group member are subject to any outstanding consent, settlement, decree, order, injunction, judgment or ruling restricting the use, enforcement, ownership, patenting, registration, transfer or disposition thereof.

9.9	Each Group member has taken such actions as are reasonably necessary to maintain and protect all of the Intellectual Property Rights, including its ownership of content and other Intellectual Property developed for it and the confidentiality and value of its trade secrets and other confidential information. No employee, consultant or contractor has asserted or otherwise claimed in each case in writing and notified to the relevant Group member any right, title or interest in or to any Intellectual Property created or otherwise developed for any Group member.

9.10	The Information Commissioner’s data protection notification entries described in the Disclosure Letter are valid and in force and properly and fully describe all processing of personal data currently undertaken by, or on behalf of, each Group member or which has, at any time, been undertaken by, or on behalf of, any Group member. So far as the Warrantor is aware, no processing of personal data is being or has been at any time undertaken by, or on behalf of, any Group member that is not covered by those notification entries.

9.11	So far as the Warrantor is aware, the Group has, at all times, complied in all material respects with all applicable Data Protection Legislation and any related contractual terms to which they are subject.

9.12	No Group member has received or become aware of in the past 24 months:

9.12.1	any complaint from any data subject in relation to the processing of personal data by it or alleging any breach of Data Protection Legislation;

9.12.2	any complaint, investigation, inspection, audit, enforcement or other action taken by a data protection supervisory authority or any other regulatory body or third party in connection with the processing of personal data by it;

9.12.3	any personal data having been stolen or improperly accessed or disclosed; or

9.12.4	any other circumstances which are reasonably likely to result in a compensation claim from any data subject or third party in relation to its processing of personal data.

9.13	So far as the Warrantor is aware, each Group member has at all times informed all its candidates of its identity and the test and benchmarking purposes for which their personal data may be processed and only processed their personal data in accordance with consents obtained.

9.14	So far as the Warrantor is aware, all Candidate Data has been collected pursuant to the Standard Data Protection Notice or a localised version of the Standard Data Protection Notice that, so far as the Warrantor is aware, complies with all Data Protection Legislation.

9.15	Each Group member has, at all times, taken all appropriate, technical and organisational measures against unauthorised or unlawful processing of personal data and against accidental loss or destruction of, or damage to, personal data and has not outsourced the processing of any personal data to any third party.

9.16	No Group member has transferred personal data internationally save for the transfer of EU Candidate Data to the Atlanta data centre and this data transfer complies with all applicable Data Protection Legislation.

9.17	Each Group member has:

9.17.1	an established and documented procedure for dealing with subject access requests received from data subjects;

9.17.2	appointed an individual to be responsible for compliance with data protection legislation; and

9.17.3	established and documented procedures in compliance with all Data Protection Legislation and has complied in all material respects with them.

9.18	So far as the Warrantor is aware, each Group member has only processed sensitive personal data with the explicit consent of the relevant data subjects and has not, at any time, processed any other sensitive personal data.

10	Computer Systems

10.1	The computer systems, including Computer Software and Computer Hardware, owned, leased, or licensed by the Group members (collectively, the “Computer Systems”) are sufficient for the immediate needs of the Group (including as to scalability and capacity). In the last eighteen (18) months, there have been no failures, breakdowns, continued substandard performance or other adverse events affecting the Computer Systems that have caused or could reasonably be expected to result in the substantial disruption or interruption in or to the use of such Computer Systems.

10.2	Each Group member has established policies and procedures (and has complied with such policies and procedures in all material respects) to provide for the security, continuity and integrity of the Computer Systems and the back-up and recovery of data and information stored or contained therein or processed thereby and with regard to disaster recovery and business continuity and details of such policies and procedures are contained in the Data Room or otherwise Disclosed. To the Warrantor’s knowledge, there has not been any unauthorised access of any Computer Systems that has resulted in, or could reasonably be expected to result in, any misappropriation, damage, destruction, loss, corruption, alteration or misuse of any data or information stored or contained therein or transmitted, accessed or processed thereby, or a material liability for, or other material adverse impact on, any Group member.

10.3	So far as the Warrantor is aware, the software products of the Group (whether provided as a service or otherwise) do not contain any computer code licensed under an open source licence that would require the Group to either (i) freely license any of the software that it owns, or (b) divulge to any person any source code or trade secret or that would otherwise subject any Group member to any obligations or restrictions. So far as the Warrantor is aware, the Group is in compliance with all open source licence agreements for the open source software it uses.

11	Compliance and Litigation

11.1	Save as claimant in proceedings for the collection of debts (not exceeding £100,000 in the aggregate) arising in the ordinary course of its business no Group member is engaged in any claim, legal action, proceedings, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration, or subject to any order, injunction or decree outstanding, nor, so far as the Warrantor is aware, are there any circumstances subsisting that are reasonably likely to give rise to the aforementioned.

11.2	There are no litigation, arbitration or administrative proceedings or governmental investigations pending of which notice has been received or so far as the Warrantor is aware threatened in writing by or against any Group member. No injunction has been granted against any Group member and no Group member has given any undertaking to any court or to any third party arising out of any legal proceedings.

11.3	So far as the Warrantor is aware, the Group is operating its business in all material respects in compliance with all applicable laws, by-laws or Law, and the Group is not in material breach of any such applicable laws, by-laws or Law.

11.4	So far as the Warrantor is aware, no Group member is or has been, and no director, officer, employee, consultant, agent or other person associated with any Group member is or has been, the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body regarding any offence or alleged offence under anti-bribery, anti-corruption or anti-fraud legislation, no such investigation, inquiry or proceedings have been threatened or are pending and there are no circumstances subsisting that are reasonably likely to give rise to any such investigation, inquiry or proceedings.

11.5	As far as the Warrantor is aware, no Group member’s assets include any criminal property (as defined in section 340(3) of the Proceeds of Crime Act 2002), and no Group Company, or any of their respective directors or officers, have committed any offence pursuant to Part 7 of the Proceeds of Crime Act 2002.

11.6	So far as the Warrantor is aware, no Group member is ineligible to be awarded any contract or business under subpart 9.4 of the U.S. Federal Acquisition Regulation 2005, any legislation enacted pursuant to Article 45 of the Public Sector Procurement Directive (Directive 2004/18/EC) or any similar law governing eligibility for public procurement contracts in any jurisdiction.

11.7	As far as the Warrantor is aware, no Group member has, and no director, officer, employee, consultant or agent of any Group member has, in furtherance of or in connection with the business of any Group member:

11.7.1	induced a person to enter into an agreement or arrangement with the Company by means of an unlawful payment, contribution, gift or other inducement; or

11.7.2	offered or made an unlawful payment, contribution, gift or other inducement.

11.8	Complete and accurate details of the anti-bribery policies and procedures adopted by each Group member are set out in or attached to the Disclosure Letter.

12	Employees

12.1	The basis of the remuneration and/or fees payable to officers and Senior Employees of the Group at the date of this Deed is substantially the same as that in force at the Balance Sheet Date and no member of the Group is under any contractual obligation to increase the rates of remuneration or fee of or make any bonus or incentive payment to any of its officers or Senior Employees at any future date.

12.2	There are no Senior Employees of any Group member employed or engaged under contracts which cannot be terminated on three months’ notice or less without giving rise to a payment of compensation (other than in respect of any statutory payments including (but not limited to) compensation for unfair dismissal or a statutory redundancy payment (or equivalent statutory payments in other non-UK jurisdictions).

12.3	Since the Balance Sheet Date, there have been no material amendments to the terms of employment of any employee of the Group other than in the ordinary course of business and consistent with past practice.

12.4	The benefit schemes operated by the Group and its members for its or their employees have at all times been operated materially in accordance with their governing rules or terms and all applicable laws and all documents which are required to be filed with any regulatory authority have been so filed. So far as the Warrantor is aware, all tax clearances and approvals necessary to obtain the tax treatment assumed for the purposes of the Locked Box Accounts, Management Accounts and Accounts for each member of the Group and/or the participants in such benefit schemes have been obtained and not withdrawn and no act or omission has occurred which has or could prejudice any such tax clearance or approval.

12.5	The transactions contemplated by this Deed will not trigger (either alone or in connection with an employment termination) or enhance any payments of any kind to any employee, director, consultant or independent contractor of the Group by any Group member.

12.6	No Group member is engaged or involved in any current dispute arising out of, affected by or otherwise relating to the provisions of any employment laws which may have a material adverse effect on the business of the Group, and so far as the Warrantor is aware, no Group member has received written notice of any circumstances which could reasonably be expected to give rise to any such dispute. No Group member has received written notice of any material claim or right or action against any member of the Group from any former employee of any member of the Group nor any employee of any member of the Group, including (but not limited to) any claim:

12.6.1	in respect of any accident or injury which is not fully covered by insurance; or

12.6.2	for breach of contract of employment or for services; or

12.6.3	for loss of office or arising out of or connected with the termination of his office or employment (including any redundancy payment),

and, so far as the Warrantor is aware, there is no event which is reasonably likely to give rise to any such claim.

12.7	No Senior Employee of the Group has, so far as the Warrantor is aware, given or received notice of termination of his employment since the Balance Sheet Date or is entitled to do so as a consequence of this Deed.

12.8	Other than loans to employees of the Group of an amount not exceeding £5,000 per employee, provided in the ordinary course and in connection with such employees’ employment, there are no loans outstanding from any Group member to any employee of the Group. There are no loans outstanding from any employee of the Group to any Group member. The salaries and wages and other benefits of all of the employees of every member of the Group, all related payments to third party benefit providers and all related payments to the relevant authorities have been paid or discharged to the extent that such salaries, wages, other benefits and related payments would ordinarily have been paid in the ordinary course of business.

12.9	No employees of the Group are represented by any recognised trade union, works council or collective bargaining agent or similar arrangement, and there are no collective bargaining, works council or similar labour agreements with respect to the Group’s employees.

12.10	In the three years preceding the date of this Deed, no member of the Group has: (i) given notice of any collective redundancies or started consultations in respect of the same; or (ii) been a party to a relevant transfer (as defined in the Transfer of Undertakings (Protection of Employment) Regulations 2006) or any equivalent laws in the other European jurisdictions implementing the Acquired Rights Directive 77/187 and 2001/23/EC; or (iii) been engaged or involved in any industrial action involving employees of any member of the Group, official or unofficial, nor is any such action now occurring or threatened nor has any industrial relations or employment matter been referred either by any member of the Group or any employee or by any trade union representing any of the employees of any member of the Group for advice, conciliation or arbitration.

12.11	Each member of the Group has, in relation to each of its officers, employees, consultants and independent contractors (and, so far as relevant, to each of its former officers, employees, consultants and independent contractors), complied in all material respects with all obligations imposed on it by, and all orders and awards made under, all directives, statutes, regulations, orders, codes of conduct and practice, collective agreements and customs and practices relevant to the relations between it and its employees or any trade union, or to the conditions of service of its employees.

12.12	So far as the Warrantor is aware, there are no enquiries or investigations existing, pending or threatened affecting any member of the Group in relation to any of its current or former employees by any body with functions or powers to investigate allegations of unlawful discrimination, breaches of health & safety or compliance with immigration laws.

13	Pensions/Benefits

13.1	Apart from the Group Scheme, the Group has no other arrangements to provide Relevant Benefits and no proposal or announcement has been made to any employee or officer of any member of the Group about the introduction, continuance, increase or improvement of, or the payment of a contribution towards, any other pension, lump sum, death or ill health benefit. So far as the Warrantor is aware, no member of the Group has had an obligation to provide such benefits under any other arrangement in the past.

13.2	The Group Scheme has been maintained in all material respects in compliance with all applicable legal requirements, and all contributions, payments, taxes, insurance premiums and expenses required to be made thereunder or in relation thereto have been made. No claim, litigation or arbitration proceeding has been instituted or, so far as the Warrantor is aware, threatened against or with respect to any such Group Scheme or other employee benefit plan, other than routine claims for benefits.

13.3	No Group member participates in, or has participated in, an occupational pension scheme which is not a money purchase scheme.

13.4	No Group member has been, nor has any Group member been, an associate of or connected with (within the meaning of section 38 and section 51 of the Pensions Act 2004) any person who is or has been an employer in relation to an occupational pension scheme which is not a money purchase scheme.

13.5	No employee, and no former employee or officer of a Group member, has any right to Relevant Benefits arising as a result of a transfer of their employment to a Group member under either the Transfer of Undertakings (Protection of Employment) Regulations 1981 (as amended) or the Transfer of Undertaking (Protection of Employment) Regulations 2006 or any equivalent laws in the other European jurisdictions implementing the Acquired Rights Directive 77/187 and 2001/23/EC.

13.6	No assurance, promise or guarantee (oral or written) has been made or given to any employee or director of any Group member who is a member of a Group Scheme of any particular level or amount of benefits to be provided for or in respect of him on retirement, death or leaving service or of any guaranteed investment return on contributions paid to the Group Scheme.

14	Taxation

14.1	So far as the Warrantor is aware, the necessary information and returns have been properly submitted within applicable time limits, by or on behalf of each Group member to the relevant Taxation Authority and such submissions are true and accurate in all material respects and no Group member has received written notice of any dispute with any Taxation Authority.

14.2	Each Group member maintains complete and accurate records, invoices and other information in relation to Taxation, that meet all legal requirements and enable the Tax liabilities of the Group to be calculated accurately in all material respects.

14.3	Within the two years prior to the date of this Deed no Group member has been the subject of any investigation or audit by or involving any Taxation Authority.

14.4	So far as the Warrantor is aware, each Group member has paid all Tax which it has been liable to pay and is not, and has not in the two years prior to the date of this Deed, been liable to pay any material penalty, surcharge, fine or interest in respect of Taxation.

14.5	So far as the Warrantor is aware, each Group member has deducted or withheld all Taxation which it has been obliged by law to deduct or withhold from payments made by it and has properly accounted to the relevant Taxation Authority for the Tax so deducted or withheld.

14.6	No Group member has been a party to or otherwise involved in any notifiable arrangement (as that term is defined for the purposes of section 306(1) of the Finance Act 2004) or been under a duty under paragraph 6 of Schedule 11A VATA to notify the relevant Taxation Authority and no Group member has entered into any marketed tax avoidance scheme for the avoidance of Taxation.

14.7	Each Group member is, where required, registered for the purposes of VAT and no Group member is or has been a member of a group registration made pursuant to sections 43 to 43C of the VATA.

14.8	Each Group member has been resident for tax purposes in its jurisdiction of incorporation at all times and no Group member has, or has had, a branch, agency or permanent establishment in any other jurisdiction.

14.9	So far as the Warrantor is aware, all transactions or arrangements made by each Group member have been made on arm’s length terms and the processes by which prices and terms have been arrived at have, in each case, been fully documented. No notice, enquiry or adjustment has been made by any Taxation Authority in connection with any such transactions or arrangements.

14.10	None of the US Entities (A) is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) (or any corresponding provision of state, local, or non-U.S. Tax law), (B) has any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local, or non-U.S. Tax law), (C) has been a member of an affiliated group (other than a group the common parent of which was a US Entity) filing a consolidated United States federal income tax return, (D) has any Liability for the Taxes of any person (other than the US Entities) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise, (E) has, in a taxable period still open under the statute of limitations, distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code, or (F) is or has been a party to any “listed transaction” as defined in Section 6707A(c)(1) of the Code and Treasury Regulation Section 1.6011-4(b).

14.11	Each agreement, contract, plan, or other arrangement to which the US Entities is a party that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code complies with the requirements of Section 409A of the Code and any Internal Revenue Service guidance issued thereunder and no amounts under any such agreement, contract, plan, or other arrangement is or has been subject to the interest and additional tax set forth under Section 409A of the Code. None of the US Entities has any actual or potential obligation to reimburse or otherwise “gross-up” any person for the interest or additional tax set forth under Section 409A and/or 4999 of the Code.

14.12	Any document that may be necessary in proving the title of any Group member to any asset which is owned by the Group at Completion is duly stamped for stamp duty purposes.

15	Guarantees and Indemnities

15.1	No Group member is a party to or is liable under a guarantee, security, bond, indemnity or other agreement to secure or incur a material financial or other material obligation with respect to obligations of another person who is not a Group member.

15.2	No part of the loan capital, borrowings or indebtedness in the nature of borrowings of the Group is dependent on the guarantee or indemnity of, or security provided by, another person who is not a member of the Group. As at the Balance Sheet Date, the Group has no liabilities with respect to debt for borrowed money other than those provided in the Accounts and full details of any facility evidencing such debt are contained in the Data Room Information or otherwise Disclosed.

16	Ownership of Assets

16.1	Except for the lien, if any, of current Taxes not yet due and payable and liens arising by operation of law in the ordinary course of trading, each member of the Group has valid title to, free and clear of any Encumbrance, or otherwise has the right to use, all tangible material assets used in their respective businesses or presently located on their respective premises.

16.2	The Group’s buildings, improvements, fixtures, machinery, equipment and other tangible assets (whether owned or leased) are, except for ordinary wear and tear, in good condition and repair and are usable in the ordinary course of business, and all such assets have been installed and maintained in accordance with all applicable laws and regulations; except as, in each instance, would not have a material adverse effect.

17	Permits and Licenses

The Group has and is in compliance in all material respects with all material permits, licenses, franchises and other authorisations (“Licenses”) necessary for the conduct of their business, and all such Licenses are valid and in full force and effect. The Disclosure Letter contains a true and complete list of all Licenses that are material to the conduct of the business of the Group.

18	Transactions with Affiliates

As far as the Warrantor is aware, no officer, director, or direct or indirect shareholder of the Group (i) owns or has an interest in any property or right, whether tangible or intangible, which is used by any Group member; (ii) has any claim or cause of action against any Group member; (iii) owes any money to any Group member or is owed money from any Group member (other than remuneration and benefits payable pursuant to any employment or consultancy arrangement with a Group member); (iv) is a party to any contract or other arrangement, written or oral, with any Group member other than any service agreement, consultancy agreement, other employment related arrangement or shareholders’ agreement with a Group member; (v) provides services (other than pursuant to a service agreement with a Group member) or resources to any Group member or is dependent on services or resources (other than remuneration and benefits) provided by a Group member; (vi) receive (or are entitled to receive) any remuneration directly from any parties to the Material Contracts in respect of services provided by a Group member; and (vi) have any loans or other indebtedness owing by or to a party to any of the Material Contracts in respect of services provided by a Group member.

19	Brokerage fees

Other than the Disclosed Seller Transaction Costs, There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Transaction based on any arrangement or agreement made by or on behalf of the Group or any Group member.

20	Environmental

The Group has at all times materially complied and is in material compliance with all Environmental Laws. None of the Group members have received any notice, report or other information regarding any violation of, or any Liability or investigatory, corrective or remedial obligation under, any Environmental Law with respect to the Group’s or its predecessors past or current operations, properties or facilities. None of the Group members nor, so far as the Warrantor is aware, any of its predecessors or affiliates has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any person to, any substance, or owned or operated its business or any property or facility (and no such property or facility is contaminated by any such substance), so as to give rise to any material liabilities (contingent or otherwise) or material investigatory, corrective or remedial obligations pursuant to Environmental Laws. The Group have furnished to Buyer all material environmental audits, reports and other material environmental documents relating to the Group members, or their affiliates’ or predecessors’, past or current properties, facilities or operations which are in their possession or under their reasonable control.

SCHEDULE 3

LIMITATIONS ON LIABILITY

1	Limitations on Liability

1.1	Notwithstanding anything in this Deed to the contrary, the provisions of this Schedule 3 will operate to limit the liability of the Warrantors in respect of any Claim.

1.2	Notwithstanding any other term of this Deed, the sole remedy of the Buyer for any breach of this Deed will be an action for damages and the Buyer will not be entitled to rescind or repudiate this Deed following Completion or to recover damages in tort or for misrepresentation (other than fraudulent misrepresentation).

1.3	The Buyer hereby waives and relinquishes any right of set-off or counterclaim, deduction or retention which the Buyer might otherwise have in respect of any claim under or in relation to this Deed or out of any payments which the Buyer may be obliged to make (or procure to be made) to the Warrantors pursuant to this Deed or otherwise.

1.4	The Warrantors will not be liable for any Claim:

1.4.1	unless the amount of any individual Claim exceeds £250,000;

1.4.2	unless the aggregate amount of such Claims exceeding £250,000 exceeds £4,500,000, (in which case the Warrantors will be liable for the whole amount and not just the excess);

1.4.3	unless the Buyer notifies the Warrantors’ Representative of the Claim in any event on or before:

(a)	the expiry of three years after the Completion Date in the case of a Claim for breach of any of the Tax Warranties; and

(b)	15 April 2014 in respect of any other Claim;

1.4.4	which is not satisfied, settled or withdrawn within nine months of the date of notification of such Claim under paragraph 1.4.3 unless legal proceedings in respect of it: (i) have been commenced by being both issued and served on the Warrantors; and (ii) are being and continue to be pursued with reasonable diligence, except in the case of a Claim based upon liability which is contingent or otherwise not capable of being quantified, in which case the nine month period shall commence on the date that the contingent liability becomes an actual liability or the liability is capable of being quantified.

1.5	Without prejudice to any other provisions of this Deed, the total aggregate liability of each Warrantor in respect of any Claim shall be limited to the proportionate share of that Claim set opposite his name in column 2 of Schedule 1 and the total aggregate liability (including interest, costs and expenses payable to or on behalf of Buyer) of each Warrantor in respect of any and all such Claims shall not, in any event, exceed the amount set opposite such Warrantor’s name in column 3 of Schedule 1.

1.6	If the Buyer becomes aware of any fact, matter or circumstance which gives rise or could reasonably be expected to give rise to a Claim, the Buyer shall, promptly on becoming aware of such fact, matter or circumstance, give notice to the Warrantors of that fact, matter or circumstance giving rise to, or which would reasonably be expected to give rise to, such Claim (including, to the extent available, reasonable details of such fact, matter of circumstance, the due date for any payment and the amount in respect of which a Claim may be made).

1.7	The Buyer acknowledges and agrees that it shall not be entitled to bring and the Warrantors shall have no liability for any Claim in respect of any fact, matter or circumstance that (i) is Disclosed to the Buyer or its advisers or (ii) (a) is in the actual knowledge of the Buyer as at the date of this Deed and (b) in respect of which the Buyer actually knew that such fact, matter or circumstance could reasonably be expected to amount to a Claim. For the purposes of this paragraph 1.8, the “actual knowledge of the Buyer” shall mean the actual knowledge of Thomas Mahoney, Richard Lindahl, Jesse Levin, Pamela Auerbach each being deemed to have read the Due Diligence Reports and having had the benefit of professional advice in connection with the Transaction.

1.8	If the Warrantors at any time after the date hereof wish to take out insurance against any liability which may arise under the Warranties, the Buyer agrees to provide, at the Warrantors’ sole cost, such information as any prospective insurer or insurance broker may reasonably require for the purposes of effecting such insurance. Notwithstanding any of the foregoing, the Buyer shall not be required to provide information (whether relating to the Buyer or the Group) which is commercially sensitive or otherwise subject to confidentiality restrictions which prohibit its disclosure to the Warrantors.

1.9	The Warrantors will not be liable in respect of any Claim to the extent that the amount of such Claim is covered by any policy of insurance in force on or after the date of this Deed provided that the Buyer shall be entitled to recover from the Warrantor the amount of any liability (subject to the other limitations set out in this Schedule 3) in respect of a Claim to the extent such amount is not recoverable under any policy of insurance due to any claims threshold or excess on the relevant policy of insurance.

1.10	Subject to paragraph 1.22 of this Schedule 3, if the Buyer and/or a Group member are at any time entitled (whether by reason of a right to take legal action, or make a claim under an insurance policy or payment discount or otherwise) to recover from some other person any sum in respect of any matter giving rise to a Claim (whether before or after the Warrantors have made a payment hereunder), the Buyer will:

1.10.1	promptly notify the Warrantors’ Representative and provide such information as the Warrantors’ Representative may reasonably require relating to such right of recovery and the steps taken or to be taken by the Buyer or a Group member in connection with it;

1.10.2	if so required by the Warrantors’ Representative (subject to the Buyer or, as appropriate, a Group member being fully indemnified in respect of any steps taken by them for all amounts properly incurred by the Buyer or a Group member) first take, or procure that the relevant Group member takes, all reasonable steps (whether by way of a claim against its insurers or otherwise including but without limitation legal proceedings) as the Warrantors may reasonably require to enforce such recovery and, in the case of a right to make a claim under an insurance policy, shall not be able to recover any amount from the Warrantors under this Deed until it has taken or procured to be taken all such steps save that the Buyer shall be able to recover the amount of any liability (subject to the other limitations set out in this Schedule 3) in respect of a Claim to the extent such amount is not recoverable under any policy of insurance due to any claims threshold or excess on the relevant policy of insurance; and

1.10.3	will keep the Warrantors’ Representative reasonably informed of the progress of any action taken;

and in the event of recovery by the Buyer and/or Group member from a third party any claim against the Warrantors will be limited (in addition to the limitations on the liability of the Warrantors referred to in this Schedule 3) to the amount by which the loss or damage suffered by the Buyer as a result of the matter giving rise to the Claim will exceed the amount so recovered.

1.11	If the Warrantors pay to the Buyer an amount in discharge of a Claim for breach of Warranty or for a breach of any other provision of this Deed and the Buyer or a Group member subsequently:

1.11.1	recovers (whether by payment, discount, credit, or otherwise) from any third party (including a Tax Authority) a sum which is referable to the matter giving rise to the Claim or claim for breach of this Deed; or

1.11.2	realises a Tax Benefit;

in any tax year in which or prior to which such Claim or claim for breach of this Deed was incurred or in any of the 2 immediately succeeding tax years, the Buyer will (or, as appropriate, will procure that the relevant Group member will) forthwith pay to the Warrantors an amount equal to:

1.11.3	the amount recovered; and/or

1.11.4	the amount of the Tax Benefit;

less any reasonable out-of-pocket costs and expenses incurred by the Buyer or a Group member in recovering the same (including the amount of the Buyer or any Group member’s liability to Taxation on such recovery).

For the purposes of this clause 1.11, a Buyer shall be deemed to realise a “Tax Benefit” if and to the extent that:

1.11.5	the Buyer’s or any Group Company’s liability to Taxation in any taxable period is less than it would have been but for the matter giving rise to the Claim or claim for breach of this Deed or the payment by the Warrantors; or

1.11.6	the Buyer or any Group Company obtains a Relief which it would not have obtained but for the matter giving rise to the Claim or claim for breach of this Deed or the payment by the Warrantors.

The amount of the Tax Benefit shall be the amount of the Relief obtained or the amount by which the Buyer’s or Group Company’s liability to Taxation is reduced.

1.12	The Warrantors will not be liable in respect of any Claim to the extent that such Claim is attributable to, arises as a result of, or is increased by:

1.12.1	any act, omission or transaction carried out or effected after the date of this Deed by or at the request of or with the consent of the Buyer or a Group member or their respective directors, employees or agents or successors in title;

1.12.2	any legislation not in force at the date hereof or to any change of law, regulation, directive, requirement or administrative practice or any change in the basis or, method of calculation of, or increase in the rates of Tax or published practices of any Taxation Authority which in each case is not actually or prospectively in force at the date hereof;

1.12.3	anything expressly required to be done pursuant to this Deed or done at the request of the Buyer;

1.12.4	the failure or omission by any Group member or the Buyer to make any claim, election, surrender or disclaimer or give any notice or consent or do any other thing under the provisions of any enactment or regulation relating to Taxation after Completion, and the making, giving or doing of which was taken into account in computing a provision for Taxation in the Accounts or the Management Accounts or the Locked Box Accounts provided that the making, giving or doing of which was specifically Disclosed in such Accounts, Management Accounts or Locked Box Accounts;

1.12.5	any claim, election, surrender or disclaimer made or notice or consent given or any other thing done after Completion (other than are the making, giving or doing of which was specifically Disclosed in the Accounts or the Management Accounts or the Locked Box Accounts) by any Group member or the Buyer or their agents under the provisions of any enactment or regulation relating to Taxation; or

1.12.6	winding-up of any Group member or any winding-up or cessation after Completion of any trade or business carried on by any Group member or effecting a change after Completion in the nature or conduct of any trade or business carried on by any Group member.

1.13	The Warrantors will not be liable for a Claim to the extent that:

1.13.1	allowance, provision or reserve has been made for any amount related to the subject matter of such Claim in the Accounts, the Management Accounts or the Locked Box Accounts (including any amount by which the valuation of any asset has been reduced in the Accounts, the Management Accounts or the Locked Box Accounts to take account of the subject matter of such Claim) in accordance with generally accepted accounting practices or to the extent that payment or discharge of the relevant matter has been taken into account therein;

1.13.2	any Relief arising as a consequence of or by reference to any transaction which occurred or was deemed to occur on or before Completion or in respect of a period ending on or before Completion is available (or would have been available but for its use by a Group member following Completion, provided that the Warrantors have not previously relied on this sub-clause 1.13.2 in respect of such Relief) to relieve or mitigate the matter or liability giving rise to the Claim, except to the extent such Relief is taken into account in calculating and thereby increasing the Consideration (as such term is defined in the Share Purchase Agreement) as finally adjusted pursuant to clause 3 of the Share Purchase Agreement;

1.13.3	any of the Sellers has made payment in respect of a liability to Taxation giving rise to such Claim pursuant to sections 710 and 713 CTA 2010 or any other provisions imposing liability on any of the Sellers for Taxation primarily chargeable against any Group member; or

1.13.4	it arises as a result of a failure to make an instalment payment or the making of an insufficient instalment payment under the Corporation Tax (Instalment Payments) Regulations 1998, where the profits earned, accrued or received by the relevant Group member after Completion exceeded the profits which were expected on the date on which the relevant instalment payment was due.

1.14	Nothing in this Deed will in any way restrict or limit the general obligation at law of the Buyer and the Group to mitigate any loss or damage which it may suffer in consequence of any breach by the Warrantors of this Deed or any fact, matter or circumstance giving rise to a Claim.

1.15	If any Claim will arise by reason of some Liability which at the time that the Claim is notified to the Warrantors’ Representative is contingent only or otherwise not capable of being quantified, the Warrantors will not be under any obligation to make any payment to the Buyer in respect of such Claim until the contingent liability becomes actual or is capable of being quantified, as the case may be (for the avoidance of doubt, nothing in this paragraph 1.14 shall restrict a Claim being made by the Buyer or notified to the Warrantors’ Representative at the time the Liability arises).

1.16	No Warrantor shall be liable for a breach of Warranty to the extent that it is capable of remedy and is remedied by or at the expense of the Warrantors and without loss or cost to the Buyer’s Group within 60 days after the date on which written notice of the breach is served on the Warrantors (and, for the avoidance of doubt, under no circumstances shall any amount be recoverable from the Warrantors in respect of any breach of Warranty which is capable of remedy prior to the expiry of such 60 day period).

1.17	If any of the Warrantors pay any sum in respect of any Claim, the amount of the Consideration paid by the Buyer to the Warrantors under the Share Purchase Agreement shall be deemed to be reduced by the amount of any such payment so far as possible.

1.18	The Buyer agrees that it will not be entitled to, and that it will ensure that no Group member will seek to, recover damages or make any claim for or obtain payment, reimbursement, restitution or indemnity more than once from any Warrantor in respect of any single loss.

1.19	Notwithstanding any other provision of this Deed, the maximum liability of any Warrantor (as limited by the provisions of paragraph 1.4):

1.19.1	will not apply in respect of a breach of Warranty to the extent that it arises as a result of fraud or fraudulent misrepresentation on the part of that Warrantor;

1.19.2	shall, to the extent that the loss suffered by the Buyer or any Group member in respect of a breach of Warranty is increased as a result of fraud or fraudulent misrepresentation on the part of that Warrantor, be increased by the amount of such increase.

1.20	Nothing in this Deed shall require the Buyer to do or procure any matter or thing or refrain from doing or procuring any matter or thing or take any action that could otherwise limit the liability of Warrantors, which:

1.20.1	is commercially unreasonable;

1.20.2	could adversely affect the reputation or goodwill of any member of the Buyer’s Group, or any Group member; or

1.20.3	might breach or endanger the legal privilege of any member of the Buyer’s Group or any Group member.

1.21	Nothing in this Deed shall require the Buyer to support, approve, agree to or otherwise act in favour of the view or opinions of any Warrantor, communicated to the Buyer, in relation to the conduct of any Warranty Claim or any other claim or dispute involving the Group.
1.22	No party shall be liable under this Deed in respect of any indirect or consequential losses unless such losses are reasonably foreseeable as at the date of this Deed.
1.23	The Warrantors acknowledge that at any time when PDRI has an independent proxy board the Buyer may be unable to procure that PDRI takes any of the actions set out in this Schedule 3 (including, without limitation, in respect of paragraphs 1.10 and 2 of this Schedule 3).

2	Notice of and Conduct of Claims

2.1	If the Buyer receives written notice of a matter which is reasonably likely to give rise to a Claim or to any claim, action or demand against it, any Group member or any member of the Buyer’s Group which is reasonably likely to result in a Claim (a “Third Party Claim”), the Buyer will:

2.1.1	as soon as reasonably practicable thereafter and no later than twenty Business Days thereafter give notice thereof in writing to the Warrantors’ Representative, stating in reasonable detail the nature of the matter, the Buyers’ best estimate of the value of the claim, and the provisions of this Deed which the Buyer alleges have been or may have been breached, provided that the failure to so notify Buyer shall not relieve the Buyer of its obligations hereunder except to the extent that (and only to the extent that) the Buyer has been materially prejudiced thereby;

2.1.2	subject always to paragraph 1.20 of this Schedule 3, make available to the Warrantors and to accountants and other professional advisers appointed by the Warrantors, at their own expense, such reasonable access to the personnel of the Group and to any relevant properties, records, documents and information as the Warrantors reasonably request in connection with such Claim or Third Party Claim during regular business hours and upon reasonable advanced notice;

2.1.3	use reasonable endeavours to procure that the auditors (both past and then current) of the Group make available their audit working papers in respect of audits of the Group’s accounts for any relevant accounting period in connection with such Claim or Third Party Claim;

2.1.4	consult in good faith with the Warrantors as to any ways in which the Third Party Claim might be avoided, disputed, resisted, mitigated, settled, compromised, defended or appealed.

2.2	No Warrantor shall be liable to make any payment in respect of any Claim which arises in respect of any breach of any Warranty as a result of any Third Party Claim unless and until the Buyer or any Group member (as the case may be) has become finally liable to make payment in respect of such Third Party Claim to the relevant third party provided that (and without prejudice to paragraphs 1.14 and 2.1) nothing in this paragraph 2 will prevent the Buyer from taking any action to settle or compromise any Third Party Claim if such action is considered by the Buyer to be commercially reasonable and in its interests.

EXECUTED and delivered as a DEED by for and on behalf of The Corporate Executive Board Company (UK) Limited		) ) ) ) ) )	/s/ Richard S. Lindahl

in the presence of :

Witness’s Signature	/s/ Pamela Auerbach

Witness’s Name	Pamela Auerbach

Witness’s Address

EXECUTED and delivered as a DEED by EMMA LANCASTER		) )	/s/ Emma Lancaster

in the presence of :

Witness’s Signature	/s/ Rachel Short

Witness’s Name	Rachel Short

Witness’s Address

EXECUTED and delivered as a DEED by MICHAEL TIMS		) )	/s/ David Leigh

in the presence of :

Witness’s Signature	/s/ Rachel Short

Witness’s Name	Rachel Short

Witness’s Address

[SIGNATURE PAGE – PROJECT ORANGE WARRANTY DEED]

EXECUTED and delivered as a DEED by PAUL LEVETT		) )	/s/ David Leigh

in the presence of :

Witness’s Signature	/s/ Rachel Short

Witness’s Name	Rachel Short

Witness’s Address

EXECUTED and delivered as a DEED by DAVID LEIGH		) )	/s/ David Leigh

in the presence of :

Witness’s Signature	/s/ Rachel Short

Witness’s Name	Rachel Short

Witness’s Address

EXECUTED and delivered as a DEED by ANDREW BRADSHAW		) )	/s/ David Leigh

in the presence of :

Witness’s Signature	/s/ Rachel Short

Witness’s Name	Rachel Short

Witness’s Address

[SIGNATURE PAGE – PROJECT ORANGE WARRANTY DEED]

EXECUTED and delivered as a DEED by	)
ROBERT MORGAN	)	/s/ David Leigh

in the presence of :

Witness’s Signature	/s/ Rachel Short

Witness’s Name	Rachel Short

Witness’s Address

EXECUTED and delivered as a DEED by	)
CAROLINE PAXMAN	)	/s/ David Leigh

in the presence of :

Witness’s Signature	/s/ Rachel Short

Witness’s Name	Rachel Short

Witness’s Address

EXECUTED and delivered as a DEED by	)
ROBERT STEPHENS	)	/s/ David Leigh

in the presence of :

Witness’s Signature	/s/ Rachel Short

Witness’s Name	Rachel Short

Witness’s Address

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EXECUTED and delivered as a DEED by	)
NIKKI HALL	)	/s/ David Leigh

in the presence of :

Witness’s Signature	/s/ Rachel Short

Witness’s Name	Rachel Short

Witness’s Address

EXECUTED and delivered as a DEED by	)
ELAINE PULAKOS	)	/s/ David Leigh

in the presence of :

Witness’s Signature	/s/ Rachel Short

Witness’s Name	Rachel Short

Witness’s Address

[SIGNATURE PAGE – PROJECT ORANGE WARRANTY DEED]